UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 9, 2025, Primech Holdings Ltd. (the “Company”) issued a press release announcing its flagship HYTRON autonomous cleaning robot achieved bacterial reduction exceeding 99% in independent laboratory testing conducted by a top-tier laboratory . This press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated October 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: October 9, 2025	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

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